UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375 10 7
(CUSIP Number)

One Clark LLC
Mark Goldwasser
120 Broadway
New York, NY 10271
(212) 417-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 9)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON One Clark LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 979,840**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 979,840**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,840**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43***
14	TYPE OF REPORTING PERSON OO
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 979,840 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the “Preferred Stock”).
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

SCHEDULE 13D
(Amendment No. 9)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Goldwasser
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) X
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,019,518**
	8	SHARED VOTING POWER 1,999,358***
	9	SOLE DISPOSITIVE POWER 1,019,518**
	10	SHARED DISPOSITIVE POWER 1,999,358***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,358***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.48%****
14	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 947,625 shares of vested unexercised stock options (the “Options”).
*** This amount includes 979,840 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock held by One Clark, LLC (the “Preferred Stock”).
**** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of Options in the numerator and the denominator.

SCHEDULE 13D
(Amendment No. 9)

Item 1.  Security and Issuer.

This Amendment No. 9 amends and supplements the statements on Schedule 13D, as amended, (the “Schedule 13D”) relating to the common stock, par value $.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC; and (ii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Neither One Clark, LLC nor Mark Goldwasser expended any funds in connection with the acquisition of the securities reported by this Amendment No. 9 as described in more detail in Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On March 16, 2009, the Board of Directors of the Company declared an in-kind dividend to record holders of its Series A Preferred Stock as of March 31, 2009.  Dividends on the Series A Preferred Stock accrue on a quarterly basis at a rate of 9% per annum per share. One Clark received a dividend of 1,542 shares of Series A Preferred Stock on the record date. Such shares are convertible into shares of Common Stock at $1.25 per share.

On July 1, 2009, 250,000 stock options that had been granted to Mark Goldwasser on July 1, 2008 vested in accordance with their terms.  On August 1, 2009, an additional 14,375 stock options that had been granted on August 1, 2007 will vest in accordance with their terms.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 17,150,704 shares of Common Stock outstanding as of July 1, 2009. One Clark LLC is the beneficial owner of 979,840 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock, which represents 5.43% of the outstanding shares of Common Stock.

Mark Goldwasser is the direct owner of 1,019,518 shares of Common Stock. Such amount includes 947,625 shares issuable upon exercise of fully-vested stock options and 71,893 shares of Common Stock. Also, because Mr. Goldwasser is the Manager and a member of One Clark LLC, Mr. Goldwasser may be deemed to own beneficially the 979,840 shares of Common Stock issuable upon conversion of the Company’s Series A Preferred Stock held by One Clark LLC.

(b) One Clark LLC has the power to direct the vote of 979,840 shares of Common Stock and the power to direct the disposition of 979,840 shares of Common Stock.  By virtue of his relationships with One Clark LLC, Mark Goldwasser may also be deemed to have the power to direct the vote of 979,840 shares of Common Stock and the power to direct the disposition of 979,840 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2009

ONE CLARK LLC

By: /S/ MARK GOLDWASSER
Name: Mark Goldwasser
Title: Manager

/S/ MARK GOLDWASSER
Mark Goldwasser

Exhibit 1

Joint Filing Statement
Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13D/A under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of National Holdings Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13D/A, thereby incorporating the same into such Schedule 13D/A.

Dated:  July 15, 2009

ONE CLARK LLC

By: /S/ MARK GOLDWASSER
Name: Mark Goldwasser
Title: Manager

/S/ MARK GOLDWASSER
Mark Goldwasser